AB 3/15

*KH 3/14

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response..........	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-65166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NOLLENBERGER CAPITAL PARTNERS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 CALIFORNIA STREET, SUITE 3100
(No. and Street)

SAN FRANCISCO	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Stanley — (415) 402 - 6013
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BURR, PILGER & MAYER LLP
(Name - *if individual, state last, first, middle name*)

600 CALIFORNIA STREET, SUITE 1300	SAN FRANCISCO	CA	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11019938

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM 3/19

OATH OR AFFIRMATION

I, Michael D. Stanley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nollenberger Capital Partners Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

CRISTIAN L. MARTINEZ
COMM. #1895629
Notary Public - California
San Francisco County
My Comm. Expires July 16, 2014

Notary Public

This report** contains (check all applicable boxes):

x	(a)	Facing Page.
x	(b)	Statement of Financial Condition.
___	(c)	Statement of Income (Loss).
___	(d)	Statement of Changes in Financial Condition.
___	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
___	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___	(j)	A Reconciliation, Including Appropriate Explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
x	(l)	An Oath or Affirmation.
___	(m)	A Copy of the SIPC Supplemental Report.
x	(n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY
(SEC ID NO. 8-65166)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

as of December 31, 2010

Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control

PUBLIC DOCUMENT

FILED PURSUANT TO RULE 17A-5(E)(3) AS A PUBLIC DOCUMENT

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) as of December 31, 2010, that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nollenberger Capital Partners, Inc. and Subsidiary at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statement has been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. As discussed in Note 1 to the consolidated financial statement, on January 26, 2011, the Company was acquired by Sterne Agee Group, Inc. The consolidated financial statement does not include any adjustments that might result from this uncertainty and subsequent acquisition.

Burr Pilger Mayer, Inc.

San Francisco, California
February 28, 2011

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$	649,467
Certificate of deposit		50,000
Securities owned, at fair value		68,734
Commissions receivable		444,580
Prepaid expenses and other assets		410,897
Notes receivable–related party, net		242,136
Subordinated borrowings		490,000
Furniture and equipment, net of $1,398,379 of accumulated depreciation		241,179
Total assets	$	2,596,993

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	584,179
Commissions payable		288,455
Deferred rent		549,532
Subordinated borrowings		490,000
Total liabilities		1,912,166
Commitments and guarantees (Note 12)		
Stockholders' equity:		
Series A convertible preferred stock, $0.001 par value; 1,840,490 shares authorized, 232,256 shares issued and outstanding, aggregate liquidation preference of $91,089		320,583
Series B convertible preferred stock, $0.001 par value; 1,921,250 shares authorized, 1,545,074 shares issued and outstanding		1,535,141
Common stock, $0.001 par value; 40,000,000 shares authorized, 19,272,270 shares issued and outstanding		19,272
Additional paid-in capital		18,650,288
Accumulated deficit		(19,840,457)
Total stockholders' equity		684,827
Total liabilities and stockholders' equity	$	2,596,993

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization

Nollenberger Capital Partners, Inc., a Delaware corporation (the Company), was founded in December 2001. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and was made effective July 11, 2002. Business commenced on July 15, 2002.

The Company has a wholly owned subsidiary, Nollenberger Capital Investment Advisory, Inc. (the subsidiary), which was incorporated on September 25, 2002.

On December 2, 2010, the Company entered into an Agreement and Plan of Merger (the Agreement) with Sterne Agee Capital Partners, Inc. (Merger Sub), a Delaware corporation, and Sterne Agee Group, Inc. (SAG), a Delaware corporation.

Subject to the provisions of the Agreement, upon the effective closing date, Merger Sub shall be merged with and into the Company, with the Company's ongoing operations subsumed by Sterne Agee Group, Inc. The transaction closed on January 26, 2011.

2. Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statement includes accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions are eliminated in consolidation.

Customer and Proprietary Securities Transactions

Effective July 14, 2010, the Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with First Clearing LLC. For the period from January 1, 2010 through July 13, 2010, the Company cleared all customers' transactions through J.P. Morgan Clearing Corporation. The Company promptly transmits all funds and delivers all securities received in connection with its activities to J.P. Morgan Clearing Corporation and First Clearing LLC and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transactions occur.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the consolidated statement of financial condition.

The Company claims an exemption from Rule 15c3-3 on the basis that all its customer transactions are cleared through J.P. Morgan Clearing Corporation (for the period from January 1, 2010 through July 13, 2010) and First Clearing LLC (from July 14, 2010 onward) on a fully disclosed basis.

Continued

2. **Summary of Significant Accounting Policies**, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis. Principal transactions related to Company security transactions are recorded on a trade-date basis. Fees from investment management, advisory, and underwriting activities are recorded when earned.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds on deposit with clearing organizations are included in this balance, which were $444,580 as of December 31, 2010.

Securities Owned

Securities owned that are readily marketable are valued at fair value based on quoted market prices. Securities owned that are not readily marketable are carried at fair value based on management's estimate of fair value. The change in market or fair value is included in income for the year.

Marketable Trading Securities

Marketable trading securities are reported at prevailing market prices. Realized and unrealized gains and losses on marketable trading securities are included in commissions and banking fees revenues.

Concentration of Risk

The Company maintains its bank accounts with high quality financial institutions to minimize credit risk; however, the Company's balances may periodically exceed federal deposit insurance limits.

Continued

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

The Company adopted amendments to the accounting standard addressing the measurement of the fair value of financial assets and financial liabilities. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair values of all reported assets and liabilities that represent financial instruments, the Company uses the market values of such amounts. The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Continued

2. Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments, continued

Cash and cash equivalents and certificates of deposit are reflected in the consolidated statement of financial condition at carrying value, which approximates fair value due to their short-term liquid nature.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques (see Note 3).

Commissions Receivable

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment

Furniture and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives for the computation of depreciation are:

Software	3 years
Property and equipment	5 years or double declining balance
Furniture and fixtures	7 years

Amortization of leasehold improvements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are recorded at the statutory rate expected to be in effect when the taxes are paid.

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board (FASB) on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company does not have any uncertain tax positions as of December 31, 2010.

The Company's federal tax returns are generally subject to examination by the IRS for three years after they were filed. For state returns, the years open for examination vary by state.

Continued

2. **Summary of Significant Accounting Policies**, continued

Stock-Based Compensation

The Company's employees participate in various equity based compensation plans more fully described in Note 10. The Company recognizes compensation expense related to share-based payment transactions. The compensation expense is measured as the fair value at the grant date, to be recognized in the financial statement over the period that an employee provides service in exchange for the award.

The Company accounts for stock options and restricted stock awards granted to employees by recognizing compensation expense on a straight-line basis over the vesting period of the related grant.

Recent Accounting Pronouncements

In January 2010, the FASB issued an additional standard on fair value measurements, which aims to improve fair value disclosures by amending the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance also clarifies existing disclosure requirements regarding: i) the level of disaggregation of fair value measurements; and ii) the disclosures regarding inputs and valuation techniques. The guidance became effective for the Company with the reporting period beginning January 1, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Company with the reporting period beginning January 1, 2011, with early adoption permitted. Comparative disclosure for earlier reporting periods that ended before initial adoption is encouraged but not required. The Company adopted all provisions of this new guidance in 2010, including early adoption related to the disclosure on the roll forward activities for Level 3 fair value measurements. Other than requiring additional disclosures, the adoption of this new guidance did not have an impact on the Company's consolidated financial statement, see Note 3.

3. **Fair Value of Assets and Liabilities**

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities Owned

Securities owned are comprised primarily of state and municipal bonds and exchange-traded equity securities that are generally valued based on quoted prices from the exchanges. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Continued

3. **Fair Value of Assets and Liabilities**, continued

Securities Owned, continued

Assets measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations.

	Assets at Fair Value at December 31, 2010			
	Level 1	Level 2	Level 3	Total
State and municipal bonds	$ 68,734	$ -	$ -	$ 68,734
Total	$ 68,734	$ -	$ -	$ 68,734

4. **Notes Receivable–Related Party**

The Company carries notes receivables at estimated net realizable value, and accordingly has recorded an unallowance for uncollectible accounts for $43,000. At December 31, 2010, notes receivable–related party consists of the following:

On March 16, 2007, the Company advanced $89,071 to an employee. The unsecured promissory note is payable in monthly payment of $1,681 including interest at 6% through March 16, 2012.	$ 24,393
On January 3, 2008, the Company advanced $100,000 to an employee. The unsecured promissory note is payable in monthly payment of $1,933 including interest at 6% through January 15, 2013.	45,327
On January 12, 2010, the Company advanced $40,000 to an employee. The unsecured promissory note is payable in monthly payment of $881 including interest at 2.75% through January 15, 2014.	31,218
On December 12, 2007, the Company advanced $50,000 to an employee. Principal amount is deducted against fees as they are earned. Unapplied principal and accrued interest at 5% were due and payable on March 31, 2010. The employee was terminated on March 23, 2010 at which time unapplied principal and accrued interest became due in full. On December 16, 2010, the Company reached a settlement agreement with the employee The total amount due on the note was reduced to $36,000 with monthly payments of $1,000 starting in January 2011.	36,000
On July 16, 2008, the Company advanced $50,000 to an employee. Principal and accrued interest at 5.25% were due and payable on December 31, 2010.	50,000
The Company made advances totaling $150,000 to an employee at interest rates ranging from 3.25% to 6.5%. The employee was terminated on January 1, 2011, and the full balance became due. The loan has since been assumed by Sterne Agee Group, Inc. with an extended due date.	98,198
Allowance for uncollectible notes	(43,000)
	$ 242,136

Continued

5. Furniture and Equipment, Net

Furniture and equipment as of December 31, 2010 consist of the following:

Property and equipment	$ 1,516,568
Leasehold improvements	122,990
Total property and equipment	1,639,558
Accumulated depreciation	(1,398,379)
Total furniture and equipment, net	$ 241,179

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the FINRA, which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2010, the Company's net capital was $327,178, its ratio of aggregate indebtedness to net capital was 4.35 to 1, and its net capital was $227,178 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

7. Operating Lease Commitments

	Gross Commitments	Gross Sublease	Net Commitments
Year ending December 31:			
2011	$ 809,782	$ 128,970	$ 680,812
2012	862,026	115,970	746,056
2013	888,148	-	888,148
2014	922,977	-	922,977
2015	78,366	-	78,366
	$ 3,561,299	$ 244,940	$ 3,316,359

8. Subordinated Borrowings

On June 30, 2009, the Company entered into a $240,000 secured demand note and collateral agreement with an external shareholder. The note payable bears interest of 12% per annum and matures on June 30, 2012. The secured demand note receivable is collateralized by marketable equity securities with a fair market value of $390,148 at December 31, 2010.

8. Subordinated Borrowings, continued

The Company also issued to the note holder warrants to purchase 36,810 shares of Company common stock at $1.63 per share. The warrants expire on June 30, 2012. The warrants are valued at $8,161 using the Black-Scholes pricing model and are capitalized as debt issuance cost and amortized over the life of the note.

On December 20, 2010, the Company entered into a $250,000 temporary subordinated loan agreement with Sterne Agee Group Inc. The temporary subordinated loan was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1 on December 30, 2010.

The temporary subordinated loan bears interest at 4% and matured on February 3, 2011. As of the report issuance date, the loan has not been repaid as approval for repayment has not been granted by FINRA.

The secured demand note and temporary subordinated loan were approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt is subordinated to the claims of general creditors and to the extent that the debt is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

9. Income Taxes

The Company has established a 100% valuation allowance to reduce the deferred tax balance to an amount more likely than not to be utilized. Significant components of the deferred tax assets are as follows at December 31, 2010:

Net operating loss (NOL)	$ 5,352,000
Deferred rent	222,000
Accrued vacation	13,000
Share-based compensation	209,000
	5,796,000
Valuation allowance	(5,796,000)
Net deferred income tax balance	$ -

The Company has Federal and California carry-forwards of approximately $13.2 million. These loss carry-forwards will begin to expire beginning in 2026 for federal tax purposes and 2016 for California tax purposes.

10. Equity Agreements

Series A Convertible Preferred Stock

The holders of Series A convertible preferred stock are entitled to receive cash dividends at the rate of 8% per annum, payable only when, as and if declared by the Board of Directors, upon conversion, or upon change in control. The Series A convertible preferred stock contains a liquidation preference of 110% of the proceeds plus any accrued and unpaid dividends for the first 12 months outstanding. After the first anniversary, the liquidation preference is limited to any accrued and unpaid dividends. In 2010, accrued dividends were $28,800 of which $14,400 were declared and paid.

Series B Convertible Preferred Stock

The holders of Series B convertible preferred stock are entitled to receive cash dividends at the rate of 12%, payable only when, as and if declared by the Board of Directors, upon conversion, or upon change in control. During the year, the Company redeemed 47,620 shares of Series B convertible preferred stock from an investor for $50,001. For the year ended December 31, 2010, declared dividends were $153,627, of which $76,938 were paid.

Common Stock

At December 31, 2010, the Company had 40,000,000 shares of common stock authorized and 19,272,270 shares outstanding. Such shares represent the only class of voting securities outstanding.

Employee Share Based Compensation Plans

The Company has established the 2008 Equity Incentive Plan authorizing the grant of stock options and stock bonus awards and restricted stock units of the Company's common stock. The Company expenses the grant date fair value of equity awards expected to vest over the requisite service period. The aggregate numbers of shares of common stock that may be issued as stock awards and incentive stock options are 1,952,353 and 4,000,000 shares, respectively.

Under the plan, the exercise price of the option equals the fair market value of the Company's stock on the grant date. At December 31, 2010, there were 1,231,764 outstanding options with an exercise price at $0.42 per share, 222,222 outstanding options with an exercise price at $0.45 per share, 80,000 outstanding options with an exercise price at $1.05 per share, 131,852 outstanding options with an exercise price at $1.35 per share and 239,264 outstanding options with an exercise price of $1.63 per share. The total outstanding options have a weighted-average exercise price of $0.67 per share. The weighted-average fair value of the options granted as of December 31, 2010 was $0.26, and was determined using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	1.3%
Volatility	39.0%
Estimated life	3 years
Dividend rate	0.0%

Continued

10. Equity Agreements, continued

Employee Share Based Compensation Plans, continued

The status of the Company's stock option plan as of December 31, 2010 and the changes during the year is summarized below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2009	672,748	$1.36
Options granted	1,676,208	$0.43
Options exercised	-	
Options expired	(102,000)	$1.27
Options canceled	(341,854)	$0.86
Outstanding at December 31, 2010	1,905,102	
Vested at December 31, 2010	180,867	

Total unvested options at December 31, 2010 totaled 1,644,235.

All outstanding options at December 31, 2010 expired on January 26, 2011, the effective closing date of the merger transaction.

The fair value of restricted stock awards used in the Company's expense recognition method is measured based on the number of shares granted and the closing market price of the Company's common stock on the date of the grant. Such value is recognized as an expense over the corresponding requisite service period. During the year, 209,222 restricted stock awards were issued to employees.

The following table summarizes restricted stock award activity during fiscal year 2010:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2009	588,899	$1.46
Granted	1,216,706	$0.42
Vested	(209,222)	$1.20
Canceled or forfeited	(32,920)	$1.60
Unvested at December 31, 2010	1,563,463	

Continued

10. Equity Agreements, continued

Employee Share Based Compensation Plans, continued

All restricted stock awards at December 31, 2010 became fully vested on January 26, 2011, the effective closing date of the merger transaction.

11. Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2010, the Company did not make a discretionary contribution for the year.

12. Guarantees

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

13. Subsequent Events

The Company has evaluated all events occurring subsequent to December 31, 2010 through February 28, 2011 and, with the exception of the acquisition described in Note 1, nothing else has occurred outside the normal course of our business operations.

SUPPLEMENTAL REPORT

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

In planning and performing our audit of the consolidated financial statement of Nollenberger Capital Partners, Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
February 28, 2011

BPM
BURR PILGER MAYER
Building your future

SEC Mail Processing
Section

MAR 01 2011

Washington, DC
110

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Audit Committee of Nollenberger Capital Partners, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Nollenberger Capital Partners, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nollenberger Capital Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nollenberger Capital Partners, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. Traced listed assessment payments on Form SIPC-7 to cash disbursements per client general ledger and viewed processed checks, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including monthly income statements and general ledger detail reports, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including monthly income statements and general ledger detail reports, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

San Francisco, California
February 28, 2011

Member of The Leading Edge Alliance

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065166 FINRA DEC
NOLLENBERGER CAPITAL PARTNERS INC 11*11
101 CALIFORNIA ST STE 3100
SAN FRANCISCO CA 94111-5880

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 20,048

B. Less payment made with SIPC-6 filed (exclude interest) (11,895)
07/22/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,153

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,153

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,153

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nollenberger Capital Partners Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VP-Finance
(Title)

Dated the 4th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2010 and ending 12/31, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,598,200

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 972,570

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 357,018

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 3,872

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 9,873

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 24,640

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 211,227

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 95,604

Enter the greater of line (i) or (ii) 211,227

Total deductions 1,579,200

2d. SIPC Net Operating Revenues $ 8,019,000

2e. General Assessment @ .0025 $ 20,048

(to page 1, line 2.A.)